ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Brian D. McCabe
T +1 617 951 7801
F +1 617 235 0425
brian.mccabe@ropesgray.com

September 30, 2014

VIA EDGAR

Ms. Sheila Stout U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-8626

Re:	Pax World Funds Series Trust I (the “Registrant” and each of its series, a “Fund”) (Registration No. 811-02064)

Dear Ms. Stout:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on September 17, 2014 in connection with the Registrant’s annual report to shareholders on Form N-CSR (the “Annual Report”) filed on March 6, 2014. The Staff’s comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

1. Comment: For all Funds that invest more than 25% of their assets in a single sector, please consider adding relevant sector risk disclosure to the prospectus of each Fund. The Staff notes that as of December 31, 2013 the Pax MSCI EAFE ESG Index ETF (subsequently merged into Pax MSCI International ESG Index Fund) invested more than 25% of its assets in the financial sector and the Pax World Growth Fund invested more than 25% of its assets in the information technology sector.

Response: While the Registrant does not currently believe that sector risk is a principal risk of either Fund noted above, we will consider including sector risk as a principal risk of each Fund in connection with the next annual update of the Registrant’s Registration Statement on Form N-1A.

2. Comment: Please explain why the use of the term “World” in the name of each relevant Fund is consistent with Rule 35d-1. Please consider including disclosure of that term in the Funds’ names in the prospectus or make such disclosure more prominent.

Response: We note that none of the Funds uses the term “world” in its name except as part of the phrase “Pax World.”  The phrase “Pax World” is a brand name related to the Funds’ investment adviser, Pax World Management LLC, that has been used continuously by one or more Funds for over 40 years, and does not connote an investment strategy or a focus on a particular type of investment.

This point is clarified by the current prospectus disclosure:

Our primary goal is to produce competitive returns for our investors. By integrating environmental, social and governance criteria—what we call “sustainability” criteria—into our investment approach, Pax World also seeks to promote peace, to protect the environment, to advance global equity and to foster sustainable development. To denote this endeavor, the Funds have adopted the name “Pax World.”

Accordingly, no change will be made to existing disclosure.

3. Comment: Pursuant to Rule 6-04 of Regulation S-X, please separately itemize within the Statements of Assets and Liabilities amounts payable to affiliates or confirm that they were not included because there were no such amounts as of December 31, 2013.

Response:  Any payables to affiliates are separately itemized as of the balance sheet date.  Investment Advisory Fees and Compliance Expense payables are disclosed in a separate line item in the Statements of Assets and Liabilities for all Funds.  With the exception of the small amount shown for the ESG Managers Growth Portfolio, there were no outstanding payables due to Trustees at December 31, 2013.

4. Comment: With regard to the ESG Managers Portfolios and Pax World Growth Fund, please explain supplementally the discrepancy between the expense ratios included in the Financial Highlights and the fee tables in the prospectuses.

Response: The expense ratios listed in the Financial Highlights and the fee tables in the prospectuses of the ESG Managers Portfolios dated May 1, 2014 differ due to contractual changes that occurred on October 1, 2013.  At that time, the ESG Managers Portfolios transitioned from being primarily a manager-of-managers structure to being primarily a fund-of-funds structure, and the advisory contract was amended to reduce the advisory fee payable on the portion of each ESG Managers Portfolio invested in mutual funds or ETFs.  In accordance with instruction 3(d)(iii) to

Item 3 of Form N-1A, and as indicated in notes 3 and 4 to the fee table, the amounts shown in that table for management fees and acquired fund fees and expenses were restated to reflect the rate at which such expenses were actually incurred during the period from October 1, 2013 through December 31, 2013 (i.e., lower management fees due to the contractual change and higher acquired fund fees and expenses due to increased investments in acquired funds).  In contrast, the expense ratios shown in the Financial Highlights table reflect the actual direct expenses of each ESG Managers Portfolio for 2013 (a blend of management fee under the former advisory agreement for nine months and the new advisory agreement for 3 months) and do not include any acquired fund fees and expenses.

For your convenience, we have attached as Exhibit A a reconciliation of the expenses of the ESG Managers Growth Portfolio for the periods January 1, 2013 through September 30, 2013, when the Fund was operated primarily using subadvisers, and October 1, 2013 through December 31, 2013, when the Fund operated primarily as a fund of funds.

For Pax World Growth Fund, the net expense ratio shown in the fee table reflects the investment adviser’s contractual agreement to reimburse expenses (excluding acquired fund fees and expenses, if any) allocable to Institutional Class, Individual Investor Class, Class A and Class R shares of the Growth Fund to the extent such expenses exceed 0.99%, 1.24%, 1.24% and 1.49% of the average daily net assets of Institutional Class, Individual Investor Class, Class A and Class R shares of the Growth Fund, respectively.  The corresponding expense caps for 2013 were 1.04%, 1.29%, 1.29% and 1.54% of the average daily net assets of Institutional Class, Individual Investor Class, Class A and Class R shares of the Growth Fund, respectively.

5. Comment: Within the ASC 820 fair value hierarchy disclosure included in the Notes to Financial Statements, the Staff notes that the foreign stock holdings of Pax World Balanced Fund and Pax World Growth Fund are included under more than one categorization level. Please consider separately listing stocks by country under the row titled “Common Stocks — Foreign.”

Response: The Registrant respectfully submits that neither Pax World Balanced Fund nor Pax World Growth Fund includes a summary of investments by country within the Schedule of Investments because foreign stocks represent a relatively small percentage of the investments of each Fund. As of December 31, 2013, 6.4% of the assets of Pax World Balanced Fund and 9.5% of the assets of the Pax World Growth Fund were allocated to foreign stocks. Should the Funds’ investments in foreign stock increase materially, the Registrant will consider providing additional country-by-country detail in the Notes to the Financial Statements.

6. Comment: If the expense waivers of advisory fees for the Funds described in the Notes to the Financial Statements are subject to recapture, please disclose the terms of such recapture arrangement.

Response: The Registrant confirms that no fees or expenses waived or reimbursed pursuant to the Funds’ fee waivers and expense reimbursement agreements are subject to recapture.

7. Comment: Please amend the N-CSR filed on March 6, 2014 to include an electronic signature on the Pax World Funds audit opinion. Additionally, please confirm supplementally that the Registrant obtained a signed copy of the audit opinion included with the N-CSR filed on March 6, 2014.

Response: The Registrant will amend the N-CSR filed on March 6, 2014 to include an electronic signature on the Pax World Funds audit opinion. The Registrant confirms that it obtained a signed audit opinion regarding the financial statements included with the N-CSR filed on March 6, 2014.

*      *      *

As requested, the Registrant acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe
Brian D. McCabe, Esq.

Exhibit A

Reconciliation of Expenses of ESG Managers Growth Portfolio

	1/1/13 - 9/30/13 (Principally Manager of Managers)			10/1/13 - 12/31/13 (Principally Fund of Funds)			12/31/13 Annual Report			5/1/14 Prospectus Fee Table
	Class A	Institutional	Class C	Class A	Institutional	Class C	Class A	Institutional	Class C	Class A	Institutional	Class C
Management Fee	0.90%	0.90%	0.90%	0.53%	0.53%	0.53%	0.80%	0.80%	0.80%	0.53%	0.53%	0.53%
Distribution and/or Service (Rule 12b-1) Fees	0.25%		1.00%	0.25%		1.00%	0.25%		1.00%	0.25%		1.00%
Other Expenses	1.86%	1.86%	1.86%	1.57%	1.57%	1.57%	1.82%	1.82%	1.82%	1.57%	1.57%	1.57%
Acquired Fund Fees and Expenses										0.65%	0.65%	0.65%
Total Annual Fund Operating Expenses	3.01%	2.75%	3.75%	2.35%	2.10%	3.10%	2.87%	2.62%	3.62%	3.00%	2.75%	3.75%
Contractual Reimbursements	-1.64%	-1.64%	-1.64%	-1.25%	-1.25%	-1.25%	-1.58%	-1.58%	-1.58%	-1.25%	-1.25%	-1.25%
Voluntary Fee Waivers	-0.05%	-0.05%	-0.05%				-0.03%	-0.03%	-0.03%
Net Annual Fund Operating Expenses	1.32%	1.06%	2.06%	1.10%	0.85%	1.85%	1.26%	1.01%	2.01%	1.75%	1.50%	2.50%

Acquired Fund Fees and Expenses	0.16%	0.16%	0.16%	0.65%	0.65%	0.65%	0.33%	0.33%	0.33%